Registered Office:

3500 de Maisonneuve Blvd. West, Suite 800

Montréal, Québec H3Z 3C1

June 1, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	H. Christopher Owings, Assistant Director

Re:	Optimal Group Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 24, 2009
Form 10-K for the Fiscal Year Ended December 3l, 2008
Filed March 13, 2009
SEC File No. 0-28572

Dear Mr. Owings:

Optimal Group Inc. (“Optimal”) is responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 21, 2009 (the “Comment Letter”) with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy”) and Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”).

Concurrently with this response letter, Optimal has filed with the Commission amended versions of each of the Proxy and the Form 10-K, incorporating the revisions described herein. To facilitate your review, this letter includes each of the Staff’s comments from the Comment Letter in bold followed by Optimal’s response. Terms not otherwise defined in this letter shall have the meaning ascribed to them in the Proxy or Form 10-K, as applicable. References to Rules in this letter are references to the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), except to the extent otherwise specified.

Preliminary Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

1.	Please revise so that the compensation discussion and analysis appears before the compensation tables. Refer to Section II.B.1 of SEC Release 33-8732A.

In response to the Staff’s comment, the Proxy has been revised so that the compensation discussion and analysis appears before the compensation tables starting on page 9 of the revised Proxy.

Share Ownership of Directors, Executive Officers and Principal Shareholders, page 18

2.	We note that you have left the date of ownership in the first paragraph and the ownership percentages in your chart blank. Please update your disclosures to provide dates and percentage of ownership.

In response to the Staff’s comment, the dates and percentage of ownership have been updated in the revised Proxy.

3.

Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by William Blair & Company. Refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web site, www.sec.gov.

Pursuant to Instruction 3 to Item 403 of Regulation S-K, in preparing disclosure regarding the holders of more than 5% of the Class A shares, Optimal has relied upon information set forth in statements filed with the Commission pursuant to Section 13(d) or 13(g) of the Exchange Act. As you note in your comment, the Schedule 13G that was filed by William Blair & Company L.L.C. does not disclose whether a natural person(s) or public company has the ultimate voting or investment control over the shares held by William Blair & Company and Optimal does not otherwise possess any additional information about this beneficial shareholder.

Proposal No. 4 - Special Resolution of Shareholders Consolidating the Shares, page 22

Reduced shareholder transaction cost, page 23

4.

We note your disclosure “The share consolidation is not intended as, and not a part of or first step in, a ‘going private’ transaction pursuant to Rule 13e-3 under the Exchange Act.” Please revise to specifically state, if true, that you have no plans, proposals, or arrangements at this time, written or otherwise, to engage in a “going private” transaction pursuant to Rule 13e-3.

In response to the Staff’s comment, the Proxy has been revised to add a statement on page 23 of the revised Proxy confirming that Optimal has no (and is not aware of any) plans, proposals or arrangements at this time, written or otherwise, to engage in a “going private” transaction pursuant to Rule 13e-3.

Effect on Authorized but Unissued Shares of Class “A” Shares, page 24

5.	Please augment your disclosure to disclose that increasing the proportion of authorized but unissued shares of Class “A” shares could have the effect of delaying or preventing a change of control of you or management. Refer to SEC Release 34-15230.

Optimal is a corporation organized under the Canada Business Corporations Act and is currently authorized to issue an unlimited number of Class “A” shares. As a result, the share consolidation will not create an anti-takeover effect. In order to correct and clarify this point in the disclosure, Optimal has deleted the following language from page 24 of the Proxy:

“If a share consolidation is implemented, this will have the effect of increasing the proportion of authorized but unissued shares of Class “A” shares. The Corporation has no definitive plans, commitments, arrangements, understandings or agreements regarding the additional authorized shares available if a share consolidation is implemented.”

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Report on Internal Control Over Financial Reporting, page 102

6.

We note your disclosure “Other than with respect to the acquisition of Sablon Distribution and Think Tank Toys no changes in our internal control over financial reporting occurred during our last fiscal quarter that have materially affected, or are likely to materially affect, our internal control over financial reporting.” Please revise your disclosure to state clearly, if correct, that there were changes in your internal control over financial reporting that this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

In its assessment, Optimal’s management concluded there were no changes in Optimal’s internal control over financial reporting during its last fiscal quarter that have materially affected, or are likely to materially affect, Optimal’s internal control over financial reporting. In order to clarify the disclosure, Optimal has deleted “Other than with respect to the acquisition of Sablon Distribution and Think Tank Toys” from the last sentence in the third paragraph under “Item 9A - Controls and Procedures - Management’s Report on Internal Control Over Financial Reporting” starting on page 3 of the Form 10-K.

Certain Relationships and Related Transactions and Director Independence, page 116

7.

We note your disclosure that “Our Board of Directors has not adopted a formal policy pertaining to the review, approval and ratification of related party transactions,” however, it is not clear how transactions are reviewed and approved. Please revise your disclosure to describe how you review, approval, or ratify related person transactions. See Item 404(b) of Regulation S-K. Please also explain why you have not adopted a formal policy.

The independent members of Optimal’s board of directors will review, approve or ratify proposed transactions with related parties on a case-by-case basis, and if the proposed transaction is with an independent board member, such member will recuse himself or herself from such review, approval or ratification. When deliberating such transactions, the independent directors will consider whether the terms of the transaction are fair to Optimal.

The consulting agreement with Mr. Stephen Shaper disclosed under “Item 13 – “Certain Relationships And Related Transactions, And Director Independence” ” was an arrangement that was entered into by Terra Payments Inc. (“Terra”) prior to Optimal’s acquisition of Terra in 2004. As a result, this arrangement was not subject to review and formal approval in 2008. Disclosure has been added on page 5 of the Form 10-K and page 9 of the Proxy to reflect the foregoing.

Optimal has not adopted a formal written policy with respect to such transactions because they have rarely occurred at Optimal – since becoming a registrant Optimal has entered into only one such transaction in 1996.

Exhibits 31.1 and 31.2

8.	Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K, Specifically, in paragraphs 2 and 3 you refer to “annual report” rather than “report.”

In response to the Staff’s comment, Exhibits 31.1 and 31.2 have been revised accordingly.

9.	We note that your certifications are dated as of March 13, 2008. Please date your certifications as of the filing date for your amendment.

In response to the Staff’s comment, Exhibits 31.1 and 31.2 have been dated as of the filing date of the amendment.

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  On behalf of Optimal, we acknowledge that:

•	Optimal is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	Optimal may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (514) 738-8885.

Very truly yours,

/s/ Neil S. Wechsler

Neil S. Wechsler

Enclosure